Exhibit 99.22

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

Anderson Energy Announces

2010 Capital Budget Increase and Increase in Bank Lines

Calgary, Alberta, June 1, 2010—Anderson Energy Ltd. (“Anderson Energy” or the “Company”) (TSX:AXL) announces that the Board of Directors has approved an increase in its capital budget (before divestments) from $87 million to $111 million. The increased capital spending, plus some reallocation of gas capital spending, is being dedicated to drill an incremental 10 gross (8.2 net) Cardium horizontal oil wells. In 2010, the Company estimates it will drill approximately 18 gross (13.6 net) Cardium horizontal oil wells, of which 3 gross (2.25 net) have been drilled to date. On May 13, 2010, the Company reported that its initial production from the 2.25 net wells is approximately 700 barrels per day of light oil. The Company has 92 gross (52 net) sections of Cardium prospective acreage and, based on a three well per section drilling density, could drill 276 gross (156 net) Cardium horizontal wells.

The Alberta government announced royalty incentive changes on May 27, 2010 that will benefit the Company’s planned Cardium oil horizontal drilling program. The previously announced 5% royalty program is expected to be increased from the first 12 months of production to the first 24 to 30 months of production for newly drilled wells.

The Company’s annual production guidance remains at 8,000 to 8,500 BOED, however the percentage of oil and NGL in its annual production is expected to increase to over 20% on an annual basis and is estimated to be nearly 30% by the fourth quarter of 2010. Based on current NYMEX pricing, the Company estimates that the percentage of revenue derived from oil and NGL in the fourth quarter of 2010 will be approximately the same as the percentage of revenue derived from natural gas.

The Company has entered into an agreement with its syndicate of banks to increase its total available credit facilities from $100 million to $115 million, subject to completion of customary loan and security documentation.

The Company resumed drilling on the Cardium horizontal oil program on May 28, 2010.

For further information, please contact:

Anderson Energy Ltd.

700, 555 – 4th Avenue S.W.

Calgary, AB T2P 3E7

(403) 262-6307

Website: www.andersonenergy.ca

Email: info@andersonenergy.ca

Brian H. Dau

President & Chief Executive Officer

Philip A. Harvey

Vice President, Exploitation

M. Darlene Wong

Vice President, Finance & Chief Financial Officer

ADVISORY

Certain information regarding Anderson Energy Ltd. in this news release including, without limitation, management’s assessment of future plans and operations, benefits and valuation of the development prospects described herein, number of locations in drilling inventory and wells to be drilled, timing and location of drilling and tie-in of wells and the costs thereof, expected production rates, dates of commencement of production, amount of capital expenditures and timing thereof, impact of changes in the royalty regime applicable to the Company and commodity price outlook may constitute forward-looking statements under applicable securities laws and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, volatility of commodity prices, currency fluctuations, inability to retain drilling rigs and other services, capital expenditure costs, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals, changes to government regulation and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Anderson Energy’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Anderson Energy’s website (www.andersonenergy.ca).

Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Anderson Energy does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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